SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13D-1(B),(C)AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13D-2(B)
(Amendment No. ___)

PARADIGM ADVANCED TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

699004107
(CUSIP Number)

September 1, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   699004107      13G        		Page 2 of 6 Pages
-----------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification  No. Of Above Persons (entities only)

       Eastern Investments, LLC
-----------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*
       (a)  [   ]
       (b)  [   ]
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Citizenship or Place of Organization

     Alaska
-----------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With
-----------------------------------------------------------------
5.   Sole Voting Power                  9,594,330
-----------------------------------------------------------------
6.   Shared Voting Power
-----------------------------------------------------------------
7.   Sole Dispositive Power            9,594,330
-----------------------------------------------------------------
8.   Shared Dispositive Power
-----------------------------------------------------------------

9.   Aggregate Amount Beneficially  Owned by Each Reporting
     Person
        9,594,330
-----------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*  [ ]
-----------------------------------------------------------------
11.  Percent of Class Represented By Amount in Row (9)

14.843%
-----------------------------------------------------------------
12.  Type of Reporting Person*

         IN
-----------------------------------------------------------------


Page 3 of 6 Pages
Item 1(a)   Name of Issuer:

             	Paradigm Advance Technologies, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

             25 Leek Crescent, Richmond Hill
 		   Ontario  L4B 4B3

Item 2(a)   Names of Persons Filing:

      		Paul Lagassey

Item 2(b)   Address of Principal Business Office or, if none,
            Residence:

		P.O. Box 260027
          Pembroke Pines, Florida  33026

Item 2(c)   Citizenship:

              U.S. (all owners)

Item 2(d)   Title of Class of Securities:

              Common Stock, par value $.0001 per share

Item 2(e)   CUSIP Number

              699004107

Item 3.     If this  statement  is filed  pursuant to Rules  13d-
            1(b),or 13d-2(b) or (c) , check whether the person filing is a:

            (a)  [  ] Broker or dealer registered under Section
                 15 of the Exchange Act.

            (b)  [  ] Bank as defined in Section 3(a)(6) of the
                 Exchange Act.

            (c)  [  ] Insurance company as defined in Section
                 3(a)(19) of the Exchange Act.

      								Page 4 of 6 Pages

(d) [  ] Investment company registered under Section
8 of the Investment Company Act.


(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)  [  ] A savings association as defined in Section
     3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section
               3(c)(14) of the Investment Company Act.

(j)  [ ] Group, in accordance with Rule 13d-
     1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check
     this box.   [X]

Item 4.   Ownership.

The information in items 5-11 on the cover pages (pages
2-4) of this Schedule 13G is incorporated by reference

       (a)  Amount Beneficially Owned: 9,594,330 shares

       (b)  Percent of Class: 14.843%

       (c)  Number of shares as to which such person has:

       (i)sole power to vote or to direct the vote:   	9,594,330

       (ii)  shared power to vote or to direct vote:



   	 								Page 5 of 6 Pages

  (iii) sole power to dispose or to direct the
             disposition of:         9,594,330

       (iv) shared power to dispose or to direct the disposition of:

Item 5.   Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.  Identification  and  Classification  of the Subsidiary
         Which Acquired the Security Being Reported On By the
         Parent Holding  Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the
         Group.

 		Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




Page 6 of 6

 SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	September 12, 2000

     (Date)

S/Paul Lagassey, Manager
Name/Title




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).